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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                               (AMENDMENT NO. 1)
                             Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

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                                PENNZOIL COMPANY
                           (Name of Subject Company)

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                       UNION PACIFIC RESOURCES GROUP INC.
                             RESOURCES NEWCO, INC.
                                   (Bidders)

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                  COMMON STOCK, PAR VALUE $0.83 1/3 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

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                                  709903 10 8
                     (CUSIP Number of Class of Securities)

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                          JOSEPH A. LASALA, JR., ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                       UNION PACIFIC RESOURCES GROUP INC.
                               801 CHERRY STREET
                            FORT WORTH, TEXAS 76102
                           TELEPHONE: (817) 877-6000
      (Name, Address and Telephone Number of Persons Authorized to Receive
                Notices and Communications on Behalf of Bidders)

                                   Copies To:

        HOWARD L. SHECTER, ESQ.                  PAUL T. SCHNELL, ESQ.
      MORGAN, LEWIS & BOCKIUS LLP       SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
            101 PARK AVENUE                         919 THIRD AVENUE
        NEW YORK, NY 10178-0060                 NEW YORK, NY 10022-3897
       TELEPHONE: (212) 309-6384               TELEPHONE: (212) 735-3000

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     This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1 filed on June 23, 1997 (the 'Schedule 14D-1') by Union Pacific Resources Group Inc., a Utah corporation ('UPR'), and Resources Newco, Inc., a Delaware corporation and a wholly owned subsidiary of UPR (the 'Purchaser', and together with UPR, the 'Bidders'), with respect to Purchaser's offer to purchase up to 25,094,200 shares of Common Stock, par value $0.83 1/3 per share (the 'Shares'), of Pennzoil Company, a Delaware corporation ('Pennzoil'), or such greater number of Shares as equals 50.1% of the Shares outstanding on a fully-diluted basis, in each case together with the associated Preferred Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 23, 1997 (the 'Offer to Purchase'), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the 'Offer'), which were filed as Exhibits (a)(1) and (a)(2) to the
Schedule 14D-1, respectively. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended to add the following:


     (a) (8) Press release dated June 23, 1997 relating to certain litigation.

     (g) (1) Complaint, filed by UPR and Purchaser against Pennzoil et al. (dated June 23, 1997, Court of Chancery of the State of Delaware in and for New Castle County).

         (2) Original Complaint, filed by UPR and Purchaser against Pennzoil (dated June 23, 1997, United States District Court for the Northern District of Texas, Fort Worth Division).

         (3) Verified Complaint for Declaratory and Injunctive Relief, filed by UPR and Purchaser against Pennzoil, Richard Ieyoub, Attorney General of the State of Louisiana, and Larry L. Murray, Commissioner of Financial Institutions (dated June 23, 1997, United States District Court for the Middle District of Louisiana).

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                                   SIGNATURES

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                       UNION PACIFIC RESOURCES GROUP INC.

                                       By: /s/ JACK L. MESSMAN
                                           Name: Jack L. Messman
                                           Title: Chairman and Chief Executive
                                                  Officer

                                       RESOURCES NEWCO, INC.

                                       By: /s/ JACK L. MESSMAN
                                           Name: Jack L. Messman
                                           Title: President
Dated: June 23, 1997

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                                 EXHIBIT INDEX

EXHIBIT NO.                            DESCRIPTION                          PAGE
-----------  -------------------------------------------------------------  ----
  (a)(8) Press release, dated June 23, 1997 relating to certain litigation

  (g)(1) Complaint, filed by UPR and Purchaser against Pennzoil et al. (dated June 23, 1997, Court of Chancery of the State of Delaware in and for New Castle County).

  (g)(2) Original Complaint, filed by UPR and Purchaser against Pennzoil (dated June 23, 1997, United States District Court for the Northern District of Texas, Fort Worth Division).

  (g)(3) Verified Complaint for Declaratory and Injunctive Relief, filed by UPR and Purchaser against Pennzoil, Richard Ieyoub, Attorney General of the State of Louisiana, and Larry L. Murray, Commissioner of Financial Institutions (dated June 23, 1997, United States District Court for the Middle District of Louisiana).

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